 Exhibit 99.1

Indivior PLC

Appointment of Independent Non-Executive Director

Slough, UK, and Richmond, VA, March 21, 2024 - The Board of Indivior PLC (LSE/Nasdaq: INDV) today announces the appointment of David E. Wheadon, M.D. as an Independent Non-Executive Director of the Company with effect from June 1, 2024.  Dr. Wheadon is a health policy leader and physician with more than three decades of global experience in the pharmaceutical industry.

Graham Hetherington, Chair, commented:
'We are delighted to announce David's appointment as an Independent Non-Executive Director. David has extensive experience in the biopharmaceutical industry and expertise in global heath policy and regulatory affairs, product quality and patient safety. He will be a tremendous asset as we continue to focus on our purpose of pioneering life-transforming treatments for substance use disorders, serious mental illness and accidental overdose.'

Dr. Wheadon previously served as senior vice president of global regulatory affairs, patient safety, and quality assurance at AstraZeneca Plc from December 2014 to July 2019. Prior to that, he was executive vice president, research and advocacy at Juvenile Diabetes Research Foundation International Inc., from May 2013 to December 2014, and senior vice president, scientific and regulatory affairs at Pharmaceutical Research and Manufacturers of America (PhRMA), from January 2009 to May 2013. Dr. Wheadon served as vice president, global pharmaceutical regulatory and medical science, and group vice president, global pharmaceutical regulatory affairs at Abbott Laboratories from 2005 to 2009. Prior to Abbott Laboratories, Dr. Wheadon held senior regulatory and clinical development leadership positions at GlaxoSmithKline Plc and Eli Lilly and Company.

Dr. Wheadon received his M.D. from Johns Hopkins University School of Medicine and an A.B. in Biology from Harvard University.  He completed his postdoctoral training in Psychiatry at Tufts/New England Medical Center in Boston, Massachusetts.

Dr. Wheadon is a Non-executive Independent Director of Sotera Health Company (Nasdaq: SHC), Vaxart, Inc (Nasdaq: VXRT), and ConnectiveRx. He also serves as a member of the Board of Trustees of Mount Sinai Health System. Prior to its recent acquisition by Bristol-Myers Squibb Company, Dr. Wheadon served as a Non-executive Independent Director of Karuna Therapeutics, Inc (NASDAQ: KRTX).

There is no further information to disclose in relation to Dr. Wheadon's appointment in accordance with LR 9.6.13.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Media Contacts:
US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:
Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978